UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

431466101

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,441,879
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,441,879
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,441,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,192,262
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,192,262
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,192,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,099,205
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,099,205
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,099,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,634,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,634,141
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,099,205
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,099,205
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,099,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 431466101

The following constitutes the Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)	Engine Airflow Capital, L.P., a Delaware limited partnership (“Engine Airflow”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engine Capital Management, LLC, a Delaware limited liability company (“Engine Management”), as the investment manager of each of Engine Airflow, Engine Capital and Engine Jet;
(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vi)	Engine Investments II, LLC, a Delaware limited liability company (“Engine Investments II”), as the general partner of Engine Airflow; and
(vii)	Arnaud Ajdler, as the managing member of Engine Management, Engine Investments and Engine Investments II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Engine Airflow, Engine Capital, Engine Jet, Engine Management, Engine Investments, Engine Investments II, and Mr. Ajdler is 1370 Broadway, 5th Floor, New York, New York 10018.

(c)The principal business of each of Engine Airflow, Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Airflow, Engine Capital and Engine Jet. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Engine Investments II serves as the general partner of Engine Airflow. Mr. Ajdler serves as the managing member of each of Engine Management, Engine Investments, and Engine Investments II.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

9

CUSIP NO. 431466101

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Ajdler is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Airflow, Engine Capital, and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 465,064 Shares directly and beneficially owned by Engine Airflow is approximately $2,549,492, including brokerage commission. The aggregate purchase price of the 2,441,879 Shares directly and beneficially owned by Engine Capital is approximately $9,595,999, including brokerage commissions. The aggregate purchase price of the 2,192,262 Shares directly and beneficially owned by Engine Jet is approximately $10,912,081, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,878,215 Shares outstanding, as of April 28, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.	Engine Airflow
(a)	As of the close of business on January 9, 2018, Engine Capital directly owned 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Airflow since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Capital
(a)	As of the close of business on January 9, 2018, Engine Capital directly owned 2,441,879 Shares.

Percentage: Approximately 4.7%

10

CUSIP NO. 431466101

(b)	1. Sole power to vote or direct vote: 2,441,879
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,441,879
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Jet
(a)	As of the close of business on January 9, 2018, Engine Jet directly owned 2,192,262 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,192,262
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,192,262
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Airflow, Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Airflow, Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 5,099,205 Shares.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 5,099,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,099,205
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Engine Airflow, Engine Capital and Engine Jet, since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.Engine Investments

(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 4,634,141 Shares.

Percentage: Approximately 8.9%

11

CUSIP NO. 431466101

(b)	1. Sole power to vote or direct vote: 4,634,141
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,634,141
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Engine Capital and Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.Engine Investments II

(a)	Engine Investments II, as the general partner of Engine Airflow may be deemed to beneficially own the Shares owned directly by Engine Airflow. As of the date hereof, Engine Investments II may be deemed to beneficially own 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments II has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Engine Airflow since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management, Engine Investments, and Engine Investments II, may be deemed to beneficially own the 5,099,205 Shares owned beneficially by Engine Management, Engine Investments, and Engine Investments II.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 5,099,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,099,205
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Engine Airflow, Engine Capital and Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

12

CUSIP NO. 431466101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On January 9, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

99.1	Joint Filing Agreement by and among Engine Airflow Capital L.P., Engine Capital, L.P., Engine Jet Capital, L.P., Engine Capital Management, LLC, Engine Investments, LLC, Engine Investments II, LLC, and Arnaud Ajdler, dated January 9, 2018.

13

CUSIP NO. 431466101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2018

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital, L.P.

By:	Engine Ivestments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

14

CUSIP NO. 431466101

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

15

CUSIP NO. 431466101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No.1 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Engine Capital, L.P.

Purchase of Common Stock	15,799	5.4902	01/04/2018
Purchase of Common Stock	3,950	5.4750	01/04/2018
Purchase of Common Stock	59,402	5.4998	01/05/2018
Purchase of Common Stock	11,849	5.4750	01/05/2018
Purchase of Common Stock	600	5.5500	01/05/2018
Purchase of Common Stock	26,725	5.5874	01/09/2018

Engine JET Capital, L.P.

Purchase of Common Stock	26,608	5.3836	12/11/2017
Purchase of Common Stock	1,200	5.3500	12/12/2017
Purchase of Common Stock	4,201	5.4902	01/04/2018
Purchase of Common Stock	1,050	5.4750	01/04/2018
Purchase of Common Stock	15,797	5.4998	01/05/2018
Purchase of Common Stock	3,151	5.4750	01/05/2018

Engine Airflow Capital, L.P.

Purchase of Common Stock	51,800	5.4079	12/13/2017
Purchase of Common Stock	30,000	5.3998	12/14/2017
Purchase of Common Stock	60,700	5.4082	12/15/2017
Purchase of Common Stock	200	5.4500	12/19/2017
Purchase of Common Stock	43,852	5.4611	12/21/2017
Purchase of Common Stock	20,282	5.5494	12/26/2017
Purchase of Common Stock	31,800	5.5466	12/27/2017
Purchase of Common Stock	63,900	5.5000	12/28/2017
Purchase of Common Stock	40,332	5.5000	12/28/2017
Purchase of Common Stock	35,200	5.4892	12/29/2017
Purchase of Common Stock	32,400	5.4944	01/02/2018
Purchase of Common Stock	54,598	5.4950	01/03/2018